Filed by C.H. Robinson Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: RXO, Inc.

Commission File No.: 001-41514

Global Ask Us Anything with Senior Leadership-20261007_150143UTC-Meeting Recording
October 7, 2026, 3:01PM
1h 1m 38s

The following is a transcript of the Global Ask Us Anything session with C.H. Robinson senior leadership held on October 7, 2026. The transcript has been edited for clarity, and employee names and non-substantive content have been omitted.

Duncan Burns 0:04
Hello, everyone. Thanks for joining us on today’s Ask Us Anything session. Following Monday’s announcement, the Robinsons entered into an agreement to buy RXO, we wanted to create an opportunity to answer questions directly that you might all have. So we’re going to start with Dave giving a brief overview of the announcement, and then we’ll get to Q&A. So, with that, Dave, over to you.

Dave Bozeman 0:27
All right. Thanks, Duncan. Appreciate it. Hello to everyone on the call. Super excited to talk to you guys. Look, this is an important week for us at Robinson. You know, I want to be brief so we can just jump into your questions, but it kind of comes down to this. I was reflecting on this a little bit over 3 1/2 years ago ... came into the company. We all made an agreement. We said, hey, look, we’re going to start, get our swag back and we’re going to start winning again. Super proud of what you guys have done. We set off on a transformation.

And I think this company’s been executing that strategy over the 3 1/2 years while dealing with all types of things that we can’t control, market type of things and all others that we just continue to persevere through. But as we continue to go and execute on the strategy, we reached a point where organically or internally, we had built up and started to clean our house, done really well with our lean strategy. But we also said that, you know, Robinson has a heritage of acquisitions and growth. And that’s a strength. We have the best logisticians in the world, all of you. And so we’re capable of really doing big deals. We also do smaller deals like we did earlier this year with Despir Logistics and others. So it was the right time when you look at a company like RXO, making kind of a gross profit margin with a really big book of business, but not doing really well on the operating margin side. And that’s what we do really well on. And so plugging them into our Robinson system, that just means A lot.

It unlocks a lot. And I think it gives opportunities for our employees, opportunities for obviously our customers, as they have some capabilities that we don’t have. And it gives opportunities, yeah, for shareholders as well. So overall, it’s a really good deal, but it’s historical for our company going forward.

And I think a lot of you are living history right now. You’ll look back on this moment and say, I was there when this happened, and then you’ll finish the sentence out. So I feel really good about that. But it’s important to know the deal hasn’t closed yet. And so when you do something like this, it has to go through regulatory scrutiny and things like that. And ultimately, when it closes and we expect that to be first half of next year, then we really get into the work of integrating that company. And I think we’ve assembled a leadership team that is really built for this moment, built to do these type of integrations. I feel good about that. I feel positive about that.

I feel good about the synergies that we called out. But until that time happens, listen, we have to continue to do the things that we do every day. That is solving issues for our customers, executing out the best in the industry like we do. And if you want to be really clear, Dorothy Capers, our general counsel, put up a post on Viva.

I believe yesterday, really good on the do’s and don’ts of what we should be doing as we go through this deal, because it’s really important that you do that. Doesn’t mean, just because we announced it, doesn’t mean like tomorrow we’re like calling and touching base. Like you can’t do that. We’re still two different companies that are still competing.

And when the deal closes, obviously, we’ll jump into that. So make sure you guys go and look at that post. Other than that, listen, I’m proud of all of you, the strength that we pose in this industry. I would just say one last thing.

Don’t let the noise distract you. You know, when you’re the leader on the track, you know, leaders don’t look back. You just keep going and stay focused. And what Damon and I say when we’re on the road is like, we are a focused and disciplined company, and we’re the mature company in the industry. That’s what we’re going to continue to be.

Don’t get distracted by stock prices. Don’t get distracted by noise of people having different opinions of who we are. None of that. We’re very, very clear about who we are, where we’re going, what we’re doing, period. That’s who we are.

So with that, we’re super open. Leadership team is here. Want to open it up to the spirit of this meeting, which is ask us anything. So let’s do it. Duncan, why don’t you go ahead and get us started.

Duncan Burns 5:31
Excellent. Thank you, Dave. So before we begin, a couple of quick housekeeping items. To ask a question, please use the hand raise feature in Teams. When you’re called on, you’ll be brought up on the screen. And at that time, unmute yourself, turn your camera on and let us know your question and if it’s directed at an individual or the broader group.

As Dave mentioned, we’re still subject on the transaction to the customary closing conditions, regulatory approval, and we’re also in our quiet period ahead of our earnings. So there may be some questions we’re not able to address today because of that, but we’ll do our best to answer as many as we can. And as with our divisional AMAs, we’d like to keep the questions relevant to the full group and those attending. So if you’ve got specific detailed questions about your role or team or day-to-day work, those are probably best brought to your leader first. Also, I want to say I know some people are having some challenges getting on, the dreaded technical issues. But if you’re near anyone who’s struggling to get on, we will send out the recording of this afterwards. So with that, please press the hand raise button and we’ll come to everyone in order. Off we go.

Can’t currently see any questions.

Pointing hand raises.

Okay, here we go. Thank you for being courageous. We’re going to come to you first.

Employee 7:26
So yeah, this acquisition appears to be a strong opportunity to grow blue, significantly strengthen our competitive position in the market. It also seems very well timed given our current momentum towards a more innovative and aligned global approach to logistics.

Employee 7:48
How do you see us bridging the cultures of both companies during integration? And when that time comes, will there be targeted upskilling and training initiatives aligned with our AI transformation as we move forward together?

Duncan Burns 8:03
Oh, that’s a great question.

Dave Bozeman 8:04
Yeah.

Employee 8:05
And that’s for anybody.

Duncan Burns 8:06
Okay.

Dave Bozeman 8:08
Hey.

Duncan Burns 8:08
Do you wanna start the baby, Michael?

Dave Bozeman 8:10
Yeah, no, it’s a great question. I think we should get out to Mike Short. No, I’m just kidding. Mike and I were just playing around. First of all, thanks for being first and starting us off with a fantastic question. Listen, what you just asked is the essence of any deal... that you’re doing, which is how do you make a deal synergistic? How do you get people to cultures to come together? And then how do you then do the upscaling? We have plans in place to do all of that. It starts with a playbook of integration. And so what I... Instead of me going and answering that, I’m going to parse this out really quick. Michael Castagnetto and Jim Reutlinger, Jim heads up the lien office as well. He’s going to be chair one on integration. Michael, obviously, this RXO is going to go under our NASA umbrella for the most part.

And so let me ask those two to just jump in and give you kind of a quick overview of what we’re thinking, and then we’ll go from there. Is that fair?

Michael Castagnetto 9:21
Yeah, so great, great question. What I’d say is when you look at the opportunities we have, first of all, I like what you called out first, right, which is our Grow Blue. And so we said it on our press release. We’ve said it in some of our public statements that Dave and team have done. I did a panel earlier in the week.

We believe there’s a huge opportunity to take some of the things they’re really good at that we don’t have as deep of a capability, expedite, as an example, last mile, where we can go grow our business. We think we have things that we do that are great opportunities for them as well. On the other side, our LTL business, our high risk high value through our recent Dispere acquisition.

And then the biggest thing we get to do is bring them into the fold to our lean operating model and our lean AI strategy. And where I’d say, I think where we match culturally really strong is that heavy customer carrier focus. They’ve been a strong growth company. They’ve done a really nice job of integrating complex customer solutions. But where I think maybe we can help a lot is the implementation of that operating model and bringing them to a culture that’s data-driven, that’s really focused on countermeasures, how do we improve the business, keep raising the bar, those aspects. And I’m excited. I think there’s a lot of folks over there who feel maybe we did the way a couple of years ago, want to get that winning swagger back, start getting the combined entity. And so I just couldn’t be more excited about getting them into the fold. I want to reiterate one thing Dave said, though. I’m super proud of the NAS team and everybody at Robinson put us in a position to be able to do this right.

Three years ago, we couldn’t have done this deal. We were able to do it because of the work we’ve done over the last couple of years, implementing the operating model, really doing some really tough work. And I think that’s what made this announcement possible. So I’ll pass it over to Jim for maybe more direct integration, uh, or planning concepts here.

James Reutlinger 11:24
Yeah, yeah, thanks. And really good question. To Michael’s point, and I think Damon mentioned this on a couple of other calls with some other folks, we have done this before and we did it at Robinson, right? To what Michael was just saying, we have completely transformed Robinson from an operating model standpoint, our disciplines.

A lot of those things will translate very well once this acquisition closes. And to Michael’s point, we’re talking about planning, not actual integration, because we want to be careful. We’re not doing any integrating right now, right, until close. But a lot of the principles that we have come to hopefully know and love. or know and struggle with in the operating model will translate very nicely to those synergies that we have our eye on as part of the integration. And you can imagine there will be some similar struggles that we had when we started doing this three years ago. People going, this is not the way that I’ve worked before. now we’re going to give them some new tools and new training. And we need to do that at pace, just like we did at Robinson. So we have a really good playbook around how to do this with some deep expertise, both not only from my experiences, but also some people on my team and some other folks in the organization that have done these types of acquisitions and integrations to move at pace for the people. Important that we don’t want to break the culture, and that was job number one, you know, three years ago when we started the transformation at Robinson. The culture is so strong, we don’t want to break it. There’s some really strong aspects of RXO’s culture, and we don’t want to break that either. We want to augment it.

Dave Bozeman 13:02
Thanks.

Duncan Burns 13:05
Excellent.

Employee 13:06
Yeah, thanks guys. Appreciate it.

Duncan Burns 13:08
Thank you. Okay, next up.

Employee 13:21
Okay. What was the most compelling reason, like the number one compelling reason behind this acquisition, and what does success look like three years from now?

Duncan Burns 13:32
Another good question. Dave, why don’t you start with that one?

Dave Bozeman 13:38
Yeah, thanks.

Look, I’m going to go over and have Damon jump on as well. We’ve talked a lot about this. And instead of me talking a lot on here, you know, I’m going to have others jump in on here. But I know why it’s compelling to me, but Damon and I kind of speak the same language. And you got to know that I feel super excited about this.

because of growth. I’ll start with that. But Damon, why don’t you go ahead? That question might as well have been in the investor queue, because that’s what we talk about a lot.

Damon Lee 14:13
Very similar question to the 20 or so investors we’ve talked to this week. Look, at the end of the day, you do any deal is done because of the value it creates, right? And so you were Michael and Jim and Dave were talking about the transformation that we’ve gone through the last 2 1/2, three years at CH Robins. And that has created hundreds of millions of dollars of value for our employees, for the company, for our shareholders. And we see a very similar opportunity for the acquisition of RXO.

If you think about what is RXO, I mean, it is a mini version of Robinson, right? It is a broker. It serves many of the same markets we do. It goes to market in many ways the same way we do. It serves customers and carriers the same way we do. The big difference is we do that at a higher level, and we do it more efficiently than they do today. So taking those capabilities that we’ve built from a what we call blue-green, and rust, right, so growth, you know, revenue management, enhancement of gross margins, and rust enhancement of operating margins, taking those capabilities and applying them to RXO just the way we’ve applied them to CHRW Robinson is going to unlock a tremendous amount of value, right? And we think that value is going to be unlocked in just those three areas, right? Certainly growth, we think the cross-selling opportunity between the two businesses is going to be really high. We think the revenue management capabilities that our team has really enhanced the last three years. So think pricing better than the market, think procuring freight, better than the market, we think we can apply that to RXO and generate a lot of value. And then we have the best cost to serve model in the industry, bar none, right? And we can apply that model to RXO. So in simple terms, it is as simple as we do the deal when we think value can be created.

We do the deal when we think there’s a very high probability of success for that value being created. And we do the deal when we think the combination of the two companies is extremely complementary, meaning that some of the parts is greater than the whole in how we serve our customers and our stakeholders. So we’re very excited. There are very few deals in any industry like this one, right? Where the opportunity, the synergy value of the deal is actually greater than the market cap of the company you were acquiring the day before we announced the deal, right? I mean, that’s, I’d say less than 5% of the deals have that type of construct in any industry.

you know, across the years, right? And so very attractive deal. We’re very excited about it. As Dave mentioned, you kind of have to ignore the market’s reaction to deals like this, because their first reaction is the vast majority of companies don’t know how to do deals. They destroy value. And until we prove otherwise, they’re just going to assume we’re going to do the same thing, even though we have a tremendous track record the last three years of driving value. And so Dave and I can’t wait to prove them wrong. Can’t wait for the team to prove them wrong. And we will, right? But yeah, as Dave and I told everyone the last few days, right? I mean, the best thing you can do is ignore short-term equity reaction to the deal. 15, 18, 24 months from now, there’ll be a much different sentiment on what we’ve accomplished that would be, you know, generational for this for this industry.

Dave Bozeman 17:47
Totally.

Damon Lee 17:50
Thanks for the question.

Duncan Burns 17:51
Thank you.

Dave Bozeman 17:52
Yep.

Duncan Burns 17:53
So I see one more question in the queue. So if there are others, we’ve got almost 4,000 people on finally. There was a new link sent around. So over to you. Ask away.

Employee 18:06
Good morning, guys. Nice speaking with you. I was just curious, you know, first of all, congratulations on the...

the deal you guys are talking about. Are there additional opportunities that we’re currently pursuing or is it something that we kind of close that deal before we pursue possible opportunities of, you know, this magnitude or anything such as this that, or is it something we, is that something we do all the time?

Dave Bozeman 18:36
Yeah, thanks for the question. Listen, this is a big deal. We, earlier this year, we closed on a deal, Dispira Logistics.

Dave Bozeman 18:57
It’s about a $74 million deal, kind of tuck in, high valued cargo. They click in really nicely to Robinson scale. We can now scale that to our 75,000 customers that we have. And so that was a nice tuck in deal that we did.

Breaker one nine before that, a smaller one in the oil and gas space, energy space. And now this one, you know, obviously over a 5 1/2 billion, $5.8 billion deal. This is one that you really want to kind of consume and digest, integrate, get that going. As you know, we said that we would stop buying back our own stock because of the leverage ratios, things of that nature. So sometimes you get in a deal where you need to consume and digest. Doesn’t mean that we stop everything. We are always looking around corners, always looking at you know, small tuck-ins, things of that nature. But a deal this size, you really do have to do it right, integrate it right. Doesn’t take away our agility, but you just have to spend the calories to make sure that’s right. And then we’ll be back on a horse again as we continue to look. That’s the best way I’d answer that.

Damon Lee 20:18
Yeah, I would just add to what Dave said is our, and we call it, it’s essentially a M&A pipeline funnel process, right? And so, you know, as we either through the corp dev team, you know, led by Brent or by the NASA, the global forwarding teams, as they come up with ideas and targets that are interesting, right? We do the due diligence on those and that never stops and that won’t stop now.

Damon Lee 20:42
That we’ve announced RXO. What we’ve committed externally is, as Dave said, is we got a lot of work to do to deliver the commitments we’ve made on RXO. And so therefore, a scaled broker acquisition before we realized the target leverage that we’ve committed to and the synergies that we’ve committed to is unlikely. to do another scale deal. But doing other smaller and mid-sized deals, as Dave mentioned, like the Spear, like Breaker One Nine, those are absolutely possible. And that evaluation process will continue.

Dave Bozeman 21:18
Thanks.

Employee 21:18
Very good.

Duncan Burns 21:21
Thank you. OK, next up.

Employee 21:40
Okay, yeah, hi. Yeah, I was wondering, I saw that in the press release there was an emphasis on RXO’s capabilities in final mile and expedites in particular. I’m wondering if there are any other areas that kind of caught your eye that could be really, you know, good synergies or good complements to Robinson’s offering. I mean, the managed solutions, I’m wondering if RXO has you know, similar services, similar lines of offering that could complement our own or be, you know, we could strengthen theirs and vice versa.

Dave Bozeman 22:12
Yeah, great question. I appreciate you bringing that up. And I’ve got the perfect person for you. And Jordan Kass and Michael Castagnetto, who are part of this, they can weigh in on that because I think you’re right. There are other things. Damon and I, we called out a couple of complimentary things, but there’s more. to the company that we can do and what we will realize. But Jordan, why don’t you take a crack at that and Michael, if you need to.

Jordan Kass 22:44
Yeah, sure. Appreciate the question. I think, I think when it comes to RXO.

You could think about the managed solutions very similar to what Damon said in that broader bucket of they profile a lot like a Mini Robinson and I feel the same way about their managed solutions business. They have business that within managed solutions that looks like true blue for Pl.

For those of you who are familiar with 4PL, where the shipper is retaining control of carrier selection, and we’re providing TMS and the people to execute that. And they also have business that looks much more like our 3PL, where we’re the single capacity provider, and we are providing you know, tailored solutions as that sole capacity provider. I think the key will be to implement what we’ve done here at Robinson, which is this really unified commercial front that is focused on the customer and that really customer-centric model.

And so excited to have them come on board with us. I’m excited for what it was going to mean in the marketplace. I was, I’m out here visiting Dole Foods just yesterday. And I thought that was a great example. Like that customer immediately was like very familiar with RXO, had evaluated RXO and it said, this is just going to be the perfect add. And in particular, I think they had a viewpoint of sort of this notion that not only were we leading as a managed solutions provider, but this would sort of bolster what we already were, but then add incremental final mile and expedite capabilities to some of those vertical managed solutions that we just haven’t had today. So overall, I think a great fit. And you could think about it like a mini Robinson, but specific to managed solutions with some of those final mile and expedite apps.

Employee 24:48
Thank you.

Duncan Burns 24:51
Thanks, Jordan. So, next on the list.

Employee 25:08
Good morning, everyone. My question was, I’m curious, what will employees notice first at the desk level? Are we talking new tools, new opportunities? And additionally, how are we planning to manage that influx of employees. I think I read something like 9,000 plus employees across RXO’s network. In a world where we’ve been so focused on lean technology or lean operations, how does that play in here?

[Portion of the call unrelated to the transaction has been omitted]

Dave Bozeman 26:06
Listen, Michael, why don’t you take a crack at that? Because it’s fair. A lot of people coming into the network. Why don’t you maybe walk through kind of our thinking on that, because it’s really broken down into kind of segments.

Michael Castagnetto 26:22
Yeah, yeah, great question. And again, we’re going to be a little careful in how we get, how deep we get into this because we haven’t closed yet, right? So I just want to make sure that I’ll maybe speak in generalities when in a few months, hopefully we can speak in more specifics. So we’ve covered a bit that they have a couple different businesses that are different than ours and they really operate those standalone. So their last mile business,

It’s about a third of their employees, a little less than that. And to correct it, they don’t have that many employees, but you’re generally in the right direction. And so you’ve got a last mile business that has, that operates really a different function, right? So last mile for them, think, you know, you go to a store, you go to a retailer, you order a couch and somebody delivers that to your house, right? So last mile for them is truly somebody coming in and dropping off something at your home and crossing a threshold from a delivery perspective. And so that’s really not something we do, not at scale. And so what I would say is you got a group of employees that we’re excited about how do we grow that business? How do we sell that service to our customers? So that’s one group.

Jordan mentioned the managed group. Even their managed group behaves a bit differently than ours, right? So Jordan mentioned they have kind of the traditional 4PL, but they also have this expedite managed, which is, which brings a fleet of trailers and trucks to us, as well as some different offerings that behave maybe more like NAST RMS.

And so you’ve got some group of folks there. Then you get into probably the part that’s going to be the most impactful, which is their core brokerage business, which to Damon’s point does behave kind of the way ours does. And so there’ll be some work in terms of where geographically do we have common footprints where we could possibly bring teams together from a real estate perspective.

And then I think you covered it. How do we get that team on to our Navisphere platform, get introduced to the lean AI strategy that we’ve developed in terms of how do we focus our work towards revenue producing activities? How do we automate things that, you know, might be more repetitive and things that we think we could do in a more.

you know, digital factor. And then I think we’re going to have to figure out how we upskill them on our capabilities, and they’re going to have to upskill us on some of their capabilities. And really what I’d say is, I think they’re a, listen, to Dave’s point, we’re excited about the acquisition because they’ve got some really talented people, and we’re excited to bring those folks on board.

We also know we have some really good people in the same areas that we could get better together. And then we’re also going to implement what is the operating model inside Robinson and figure out how to maximize the impact. But it’s really almost like 3 separate things because of the sheer size of employee groups in each area. And so we’re going to have to kind of attack them.

Michael Castagnetto 29:11 each independently and separately.

Employee 29:15
Sounds good. And just curious, kind of building off that, say everything goes well and we follow through with the acquiring RXO. How quickly would we expect that integration to be? Like, is that like a year that we’re talking about? And how would that change what we’re currently measuring for our pillars of success next year.

Michael Castagnetto 29:40
I think that’s a great question. You know, we’ve, this integration of this size, we’ve given the investor community kind of a two-year window. So we’re trying not to box ourselves into a timeline that isn’t, that allows us to do it right, not fast. Right. This is kind of how I would look at it. Maybe I’ll see if Damon or Dave have anything they’d want to talk about there, but

Michael Castagnetto 30:02
You know, really, it’s from close, so we really gotta make sure we think about it from once we close and we really get going.

Dave Bozeman 30:07
Yeah. No, I think it’s fair to say what we’ve said is 2 years is what we’re looking for. If you want to look at success criteria as to the outside world, now obviously there’s going to be some internal KPIs, like you know, key process indicators, things like that, that will, that starts to get into the double click of it. But just on a high level of the spirit of your question, we said, look, we’re going to generate $300 million in synergies, and we’re going to do that in two years. So in two years, After close, if we’ve achieved that 300 million and we’ve done it in two years or earlier, consider that kind of hitting that success criteria of what we framed up so far. But know that there’s a lot more that goes with that internally. Is that fair?

Employee 31:01
Yeah, loud and clear.

Damon Lee 31:02
Yeah, and I would just add, look, it’ll be staged, all right? I mean, so certainly no Big Bang approach to integration, right? So as Michael mentioned, you know, we’ve committed a two-year full integration post the close of the deal. We’ve estimated the deal will close in the first half of 2027. And then we’ll build our playbook.

Dave Bozeman 31:02 All right.

Damon Lee 31:23

And we’ll build our milestones on a staged approach, right? Certainly one of those critical milestones is getting RXO on Navisphere, right? And so before we can unlock a significant portion of those synergies, we need them to be on Navisphere so that we can unlock all of our tools and capabilities that Navisphere affords us to today. right? And so that’ll be a critical milestone as part of that, as part of the two-year journey. As far as, you know, definition of success, doesn’t change, right? So our strategy is we’re going to outgrow our end markets, we’re going to expand our operating margins. That strategy works before our acquisition, it’ll be the same strategy post.

Damon Lee 32:02

the RXO acquisition, you know, critical KPIs like shipments per person per day, those will continue. Nothing changes there, right? And so I think the best way to think about it is, is how we define success today as CHRW Robinson is exactly how we’re going to define success tomorrow when RXO is part of the fold.

Employee 32:24
Yeah, that sounds good. And I know you mentioned shipment per person per day. I know right now the goal of for NAS is 30. You may not be able to speculate, but with the influx of employees, are we expecting to be able to grow that pretty quickly to even higher or are we expecting to kind of maintain that while we kind of adjust our plan and integrate everything?

Damon Lee 32:45
That’s a great question. I’ll let Michael jump in here as well. But I mean, the one thing we can’t do is lose focus on what we’re doing, right? And so any goals and objectives and specific targets that we have for the NAS business, the Robinson NAS business today, those don’t change in the near term, right? Those are our goals and objectives. Now, certainly,

Damon Lee 33:06
Those will be modified and enhanced as RXO becomes part of NAST. That changes the numerator denominator of the entire business. But nope, you guys are going to whatever Michael’s rolled out for 2027, that is your goals and objectives until further until further notice.

Dave Bozeman 33:18 Yeah.

Employee 33:19 OK, cool.

Dave Bozeman 33:21 Yeah, I think that’s the answer.

Michael Castagnetto 33:22 Yeah. Yeah, I just want the whole, everybody on the call needs to hear this. This is such an exciting time.

But what we have to do is keep doing what we’ve been doing. We got to deliver for the rest of 26. We’ve got plans for 27. This deal could close in January of 27. It could close in August of 27. What we can’t do is not deliver on our work because we’re waiting for something that we don’t control to happen. I think that’s been one of the biggest things in the operating model is we control what we can control. And so the biggest thing we can do is just deliver on the results that we’ve been challenging ourselves with and done a great job with so far. But let’s just finish out 26 super strong and hit the ground running in 27.

Thanks.

Employee 34:08
Yeah, looking forward to it. Thanks for all the questions.

Duncan Burns 34:12
Thanks. Great question. Good answers, everyone. Next up.

Dave Bozeman 34:13
Yup.

Employee 34:25
Good morning. So as a little bit of context for this question for those that don’t know, RXO had purchased Coyote Logistics 2 years ago. So I’m curious, do we have any insight into how integrated Coyote is into RXO? And was there anything about kind of the legacy Coyote piece that we were interested in to make this purchase?

Dave Bozeman 34:49
Yeah, good question. The listen, I would say that that deal’s been about 2 1/2 years now.

And, you know, we obviously don’t run RXO, and so we’ll have to go off of what they publicly said. What they would publicly say is that we are beyond that integration. Now, that doesn’t mean it didn’t have bumps and headwinds, as you know it did, as they were bringing that in. But I would say in 2 1/2 years, they would say that we’ve got past that. Now we’re picking up the momentum on that. It’s a, you know, especially the managed trans type of business on some of that. And they felt they felt really good about that. We will we will see more of that once we get into the integration that we’ve been talking about on this call.

The second thing is that that was there anything that we liked about it? I think that that’s what you said in your in your question. I mean, we knew that business. We saw it when it came up for sale. To be quite honest with you, we just weren’t ready for that. And that’s that goes back to us being disciplined and measured.

You go back 2 1/2 years ago, we were still building things up to do that. That wasn’t a deal we felt that we were ready to jump into, nor did we need to do that. It were internal things that we could clean up first, which I think all of you have done a fantastic job at doing. And it proved us right.

Right. That wasn’t the deal for us to do at the time. And now we come full circle. Look forward to, you know, the coyote portion of this deal coming into Robinson and and we’re going to make that even more stronger. So good question. And that’s the answer, man. Go blue.

Duncan Burns 36:38
Thanks. Okay, next up.

Employee 36:56
Morning. My main customer is Dollar Tree. I know they had specifically reached out to have a conversation about this acquisition. And I just want to know some insight on what planning looks like for account teams that might have overlapping customers with RXO and how we would be integrating them into our teams in the future.

Dave Bozeman 37:24 And that would be Michael.

Michael Castagnetto 37:27
Yep, so I, so I say a great question. I actually have a call with Dave on Friday. So from Dollar Tree. So I think it’s a valid question. It’s also one of the areas that I think creates the most opportunity and the most risk while we’re in this period between signing and closing.

And so what I’d say is, is we’re all chomping at the bit to get going on how do we do that, right? The truth is, though, is that until we close, RFVendorContracts is still a public competitor of ours and we have to treat them like that. And so there’s an RFP, we’re going to go win that business. We’re going to treat them as... larger competitors they’ve always been. If there’s a daily transactional load, we’re going to compete like heck to go win that stuff. And it feels a little unnatural. I get it.

It’s probably what Dave’s going to ask me about when we talk on Friday. But the truth is, is we’ve still got some room to run to make sure this deal closes and we have to be this single thing is probably the most risk we have in terms of how we behave between now until closing, right? Which is we cannot act like we’re together when we’re not. And so that doesn’t mean it doesn’t create a ton of questions, doesn’t put a ton of stress on the teams. I know that. It’s probably the most common question and call I’ve gotten in the last four days is, Hey, my customer’s calling. They do business with both of us. They want to know how to behave. And the answer, unfortunately, is as well, until we close, you got to behave like we’re two separate entities. Now, once we’re closed, we’ll deal with that individually, customer by customer, and it will vary, right? We have customers that do no business with us and a ton with them.

We have customers that are the other way, and then we have customers that have a mix of both. And I can assure you that as soon as we’re allowed to, we will attack that to get the best benefit for the customer that we can. Right? We’re going to have to be really smart about it and really diligent. And trust me, I want to get going as much as anybody on this call, but we got to be careful and follow the process until we close.

Employee 39:27
Thank you.

Duncan Burns 39:29
Thanks, Michael. OK, next up.

Employee 39:41
Good morning. I’m on the short haul team. So I’m just wondering for our carrier partners, what will differentiate us as the carrier partner of choice? And once we close, how can we help carriers invest and prepare for new growth opportunities, particularly in Last Mile?

Duncan Burns 39:43
Yep.

Mike, I think you might be back up again.

Michael Castagnetto 40:07

Common theme here. So great question. So I think from a, there’s a lot of benefits. We talked about the benefits of kind of what we see from a commercial opportunity to sell some of these capabilities they have. On the other side, you know, once we’re together, our combined fleet of trailers, they have 2,500 fleet trailers of their own. We have a large fleet. Together, we’re going to have one of the largest non-asset-based fleets in the industry. And so we’re going to have an opportunity to go after a bunch of business that I think we feel like we’re capable of doing. Again, they also bring in a mix of carriers because of the size of their last mile business that we probably haven’t been exposed to in the past. A lot of regional carriers based on that very specific last mile business. And then also some opportunities and dedicated space around expedite and other things that they do. And so while I’m sure there’s a decent number of crossover of carriers who do business with both of us, part of the opportunity of synergies and growth synergies is the ability to understand what do they do better than us, what do we do better than them? And then when you’re together, how do you maximize the impact of both of them? Right? And so the word synergies is super important, but I also think that everybody should know growth and improvement is a big part of that number. And so really cost of hire, is there a lane they buy better than we do? Is there a region they have better connections than we do? Is there a lane we’re better at?

Is there, to your point, a horizontal that we do much better than they do, and then the counter on the other? And then I think just from an industry perspective, the fleet, lead management, and all of those capabilities is really going to expand our ability to go to customers with a carrier-based solution that we haven’t had that at that scale. So I think it’s going to be a great opportunity And I do think specifically on the capacity side, a tremendous amount of synergy available to us to improve, you know, our green revenue management capabilities in that space.

Employee 42:02
Awesome, thank you. And just kind of a follow up on that, might not be able to get too much into it, but would we see last mile getting integrated into our short haul being that we’re at 0 to 250?

Michael Castagnetto 42:14
I think that’s a great question and I don’t think we know enough yet how to answer that.

Employee 42:20
Thank you.

Michael Castagnetto 42:21
Thank you.

Duncan Burns 42:22
Thanks, Michael. OK, next up

Employee 42:37
My question is, do we plan to honor RXO’s pricing contracts and commitments after the acquisition is complete? Or do we plan to bring them, like if there’s overlap, bring them on to CHRW’s current terms? Or pricing?

Duncan Burns 43:00
Thanks Michael, do you want to take a crack at that one?

Michael Castagnetto 43:06
Yeah, I mean, I think there’s a, are you speaking more to like carrier customer contracts or are you thinking more like vendor tech vendors, those type of things? What are, I guess, what’s...

Employee 43:15
Honestly, any and all.

Michael Castagnetto 43:18
So I think we’d probably take them all one at a time, right? The contraction, first of all, when you do an acquisition, you don’t get to just disregard contracts that they have, right? So we’re going to have to understand what they are, what the timelines are, and whether or not they’re as good as better or worse than what we would do on our own. And I think we’ll take them one at a time.

I think the really important thing is that our expectation is that we’re going to service customers appropriately and we’re not going to use this as a way to disintermediary us and our customer. And so, but really, and correct me if I’m wrong, Dorothy or Damon, but you know, the contracts they have in place, unless there is a change in control aspect of that contract, we will be obligated to adhere to those contracts. And then what we will do is as they come up for renewal, we’ll evaluate them based on the quality in terms of that contract compared to what we think would be the right terms for Robinson.

Damon Lee 44:17
Yep, that’s right.

Dorothy Capers 44:20
Yeah, 100%. The only issues that I would see that could be raised, again, would be if there are just stringent terms that we just wouldn’t allow, right, and that we wouldn’t provide, we would really work hard to kind of get them back on our track of, you know, making sure that our liability is as low as possible. But certainly we would look at each one and try to figure out how to develop them into our format.

Employee 44:43
Gotcha. Thank you.

Duncan Burns 44:46
Thanks. Next up.

Employee 45:06
Okay, so within these two years window, we’re going to walk through the integration. Do you see any opportunities to leverage the disenlarged North America customer base we will have also to accelerate the growth in the global forwarding cross-selling multi-modal solutions.

Dave Bozeman 45:31
Mike Short, you want, that’s a great, it’s a good question to hit the tangentials of this deal going forward, but I think it’s a fair question of what that might be. Why don’t you go ahead and take that?

Mike Short 45:58
Yeah, thanks, Al. We do believe that there’s huge opportunities from cross-selling. They do have a global forwarding footprint. It’s relatively small, but they do also have from just industry knowledge, they have some good customer relationships that we do not have with these specific customers. So I think there’s opportunity there. I think there’s opportunity to cross-sell, but it’s still early innings. I don’t know if Michael has more to add in regards to specifics, but we’re still yet to get into the details of what exactly they offer and what those relationships consist of. but I think there’s going to be plenty of opportunity.

Michael Castagnetto 46:42
Yeah, maybe I’ll just add the

Dave said it on one of our, I think, the initial call, and it was in our press release. We’re going to be the only company in our industry who can start a shipment overseas at production and end up in somebody’s living. Right? And the ability to do that at scale is not matched by anybody else in logistics. And so they have a very small freight forwarding business. It’s minuscule compared to what we do. So I do believe you’re calling out a good opportunity, a good GrowBlue opportunity is the cross-selling of our full ocean air capabilities at scale. to their customer base and that will be part of our opportunities in the future.

Duncan Burns 47:32
Thanks. Thank you for staying on and asking a good question. OK, next up.

Employee 47:47
Good morning, everyone. Two questions. So, one, would this acquisition have a ... a positive impact and capacity to serve on the fresh side of the business. That’s where I’m sitting. And the second one from the … from the integration and forecast perspective, do you see a margin increase once you integrate the RXO model, well, into the lean management and lean management model that we have right now in the company? I guess that you’re going to say, well, they’re operating at 20 and once we get them over to our lean management model, it may increase up to 35 or 40% margin. Yeah, that’s it.

Thank you.

Dave Bozeman 48:59
Yeah.

I’m going to take the back half of your question and then have Jose jump on the first side of it.

Dave Bozeman 49:22
And the backside is exactly what you said. Like we expect, but we have the, we have the more the superior kind of pricing model and operating system within the industry. That’s what we’ve built. And we’re unapologetic to say that. And we have the receipts to prove it. So, your company really leads the industry in that operating model environment. So, as Damon said earlier, so taking a company and plugging it in, a company like RXO, into our model, that’s how we get some of those synergies. We will expect that we will take their book of business and rise it up to our operating margin expectations, a big portion of their book, not all of it, but some of it. And we’re going to do that, and our motto really will allow us to do that over the next two years.

And so you should expect that that’s our expectations to do that. That’s kind of the back half of your question. Now, there’s more to that. We talked about last mile, things like that, that are not like on our system. And we’ll have to look at those businesses and evaluate them, as Michael said. But... but you’re fair to call out what’s the impact to fresh as well. And I’ll have Jose jump in and maybe address that Thanks.

Employee 50:51
Absolutely. Yeah. Thank you.

Jose Rossignoli 51:15
Make it quick as I shall be in the flight. Thank you for the question. Foremost, I mean, we already probably some fresh, because we do have the largest in North America. I believe RXO, Michael confirmed that, and their freight.

Jose Rossignoli 51:39
I think that’s only to strengthen our platform.

Duncan Burns 51:43
Michael, do you mind pinch hitting?

Duncan Burns 51:49
Thank you.

Michael Castagnetto 51:49
Yeah, good question. So they do a little bit lower percentage of their freight than we do as temp control. So I think very similar to the earlier carrier question, once we get the opportunity, we’ll evaluate their carrier relationships, their capabilities inside refrigerated.

Whenever you have two large players who have a capability, there’s going to be places, geographies, specific shippers that they do better than we do, and we’ll maximize that opportunity to see where they could help. And I think there’s going to be places where our temp network, which I think is industry leading, can help them. We do have some similar verticals that we both sell into. But once, until we get in and can get a little bit under the hood and see a bit more specificity, we won’t know the exact actions, but I can tell you they have a pretty significant temp controlled business. But I think the combined nature of it will put us at an industry leading perspective and… and the hope is we could provide better and better capabilities to the fresh version.

Duncan Burns 52:57
Thanks, Michael. I recognize we’ve got 6 minutes left. We’ve got six people in the queue. We’ll try and get to as many as we can as we go. So, you’re up next.

Employee 53:13
Good morning. So I was wondering how in the post-Montgomery era, if this was a motivator in the deal and how that acquisition reduces our risk in the new legal landscape.

Dave Bozeman 53:27
Yeah, yeah, just, just, no, Damon, why don’t you go ahead? We’ll, I’ll try to, we’ll try to do it really quickly and try to get to the next one. It’s a great question. We answer it all the time.

Damon Lee 53:28
Go, Dave.

Yeah, so I would say there’s no direct correlation between the timing of the deal and Montgomery. I would say there’s an indirect correlation because both RXO and both CH Robinson, from an equity perspective, pulled back 25, 30% based on the Montgomery and the Lipe case. concerns that the marketplace has. Now, we believe those concerns are overblown. So we view this as a great opportunity, both for our own stock as well as RXO. So I’d say on an indirect basis, the fact that it pulled back the price or the valuation of RXO, it made it more attractive as an acquisition target.

And certainly we took advantage of that pullback in the market. So I’d say that was more of an indirect impact to Montgomery versus a direct impact. There was no direct causation on because of Montgomery we bought. We bought ARC. So it was more just the fact that valuations become more attractive.

And therefore, we took the opportunity to make the deal with those more attractive evaluations. Related to the legal environment, what we’ve said publicly is we’ve evaluated RXO’s docket. Certainly Dorothy and team, as well as external counsel, have looked at each case, the circumstances of each case.

And we view the legal risk of RXO to be neutral to C.H. Robinson, meaning not riskier, not less risky, kind of the same type of dockets, same type of cases that we have ourselves. And so therefore having a neutral impact to the legal environment we currently deal with as a standalone Robinson, therefore had no bearing on the deal itself, the fact that there was neutral risk to our legal environment, our legal risk.

Employee 55:33
Thank you.

Dave Bozeman 55:34
All right, thanks.

Duncan Burns 55:35
Thanks. Next up.

Damon Lee 55:35
Good question.

Employee 56:06
All right, so I’m within the consolidation service line, specifically last mile project and capacity teams. And we are super excited to hear more about the impact to the greater org, but also for our corner of the world, specifically, because we currently support a healthy and growing book of business within the Last Mile space. And we heard from Dave that this is an area of tremendous opportunity with the acquisition. So our ears perked up when Last Mile was called out specifically. My question is, knowing specifics are forthcoming down the line from our leadership team within our org, other than business as usual, like continuing to win, grow wallet share and efficiencies, is there anywhere else that senior leadership would suggest we focus our efforts now? to ensure a smooth onboarding and partnership with the RXO team and business once the deal closes.

Dave Bozeman 57:09
Thanks. Fair question. And I expect that, Michael, let’s jump in on that one. It’s obviously, I think I know what your answer is going to be as we get into, got to get to close first, but it’s a fair question from the team.

Michael Castagnetto 57:25
Yeah, I think

The team you’re on has done a tremendous job growing business. And I’d say you’ve done it, growing it maybe with the times that one or two hands tied behind your back of what our current capabilities are and what our geographic scope and scale is. So the combined entities, once we close, are going to just massively expand the ability to sell to our customer base, a service at scheme, right? And so the size differential in the business, while we are significantly bigger than RXO in the grand scheme, they are significantly bigger than us in the last mile space. And so I would be... first, keep go winning business in a competitive nature as we’ve said on the call multiple times. Don’t slow yourself down. Last thing you want to do is have this deal, something happen and you’ve not won business you could have won, right? So go win business at every turn. But I think making lists, you know, to yourself of, hey, here are the customers we maybe have tried to sell in the past that we didn’t. in. Here are customers that have asked about last mile, but we didn’t match up geographically. Here are people that I think could use this, but we’ve never really approached them because we didn’t think we fit their network. I think we’re going to have a lot of those places that maybe in the past that hasn’t worked that we’re going to be able to revisit. And so building things like that, I think are okay. you know, kind of where would we go sell once we get the opportunity. But until then, sorry to be on repeat here a little bit, but until then, run your business, go take business, go win business for 27 and keep going.

Yeah.

Employee 59:08
Thank you so much. Just want to under score that we’ve got a highly capable and dedicated team over here and we’re pumped for what’s to come. So thank you.

Michael Castagnetto 59:17
Awesome.

Duncan Burns 59:18
Thank you. Thanks, Michael. So, we’ve hit the top of the hour. I know we’ve got six questions, but we’re going to wrap the call and hand over to Dave just for some final remarks. If you have questions, you do join one of your divisional or functional team. Ask me any things. You keep asking questions. This is our first time trying this new functionality from Teams. I think we had over 4,000 people on it at one point. They had a little network difficulty at the beginning, but hopefully we’ll learn from that and continuously improve. So Dave, any final comments from you?

Dave Bozeman 59:53

Yeah, Duncan, first of all, that last question ended it with a mic drop. We are pumped. So we are too. So we really appreciate that. Listen, everyone, I know this is a lot. We like hit you with a lot with this announcement. There’s A lot. There’s a number of people, the five stages of the, I mean, it’s just all types of emotions that happen with a deal like this. But thematically, what I’ve heard from a lot of you is excitement, anxiousness, you want to get started, you’re pumped up, like we just heard. So I appreciate that. And that’s what we expect at Robinson.

But until we close this deal and we start to integrate, listen, we’re going to always do what we always did. And that is our customer first. Let’s go out. Let’s make sure that we are providing such a value that it’s irresponsible for them not to do business with Robinson. So, you know, that’s what we have to do: make it irresponsible for them not to do business with our company. And you do that every day. Let’s continue to go out and do that. Secondly, this is just the natural next step in our strategy. We will be stronger, as you can hear from the call today, and I expect that to happen. So look out for blue. We always said, yeah, we got our swagger back. Yeah, we’re winning. And we’re going to continue to do that. And if the last two years were really good, they haven’t seen anything yet, because the next two years are going to be just awesome in this company. So I appreciate serving with all of you. Have a great day.

Go Blue.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Statements that are not historical facts, including statements about beliefs, expectations, targets or goals, the expected timing of the closing of the proposed transaction, the anticipated benefits of the proposed transaction, including synergies, and expected future financial position, total addressable market and results of operations, are forward-looking statements. These statements are based on plans, estimates, expectations and/or goals at the time the statements are made, and readers should not place undue reliance on them. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. C.H. Robinson’s and RXO’s results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that the conditions to the closing of the proposed transaction are not satisfied, including the risk that required approvals of the transaction from the stockholders of RXO or from regulators are not obtained; litigation or regulatory action relating to the transaction; the risk that the proposed transaction may not be completed on the anticipated terms, in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; risks that the proposed transaction disrupts the current plans or operations of C.H. Robinson or RXO; the effect of the announcement of the proposed transaction on the ability of C.H. Robinson or RXO to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that C.H. Robinson is unable to obtain the anticipated debt financing in connection with the proposed transaction on the anticipated timing or terms, or at all; potential adverse effects on the market price of RXO’s and/or C.H. Robinson’s common stock, credit ratings, or operating results; fluctuations in the market value of the merger consideration, which may vary from its value as of the date of the Merger Agreement or the date of this communication, as a result of changes in the market price of C.H. Robinson common stock; potential adverse reactions or changes to relationships with employees, customers, suppliers, distributors and other business partners resulting from the announcement, pendency or completion of the proposed transaction; restrictions during the pendency of the proposed transaction on RXO’s ability to pursue certain business opportunities or strategic transactions; the potential acquisition being more expensive to complete than anticipated, including as a result of unexpected factors or events, significant transaction costs or unknown liabilities; the combined company’s ability to achieve the synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses or realizing the anticipated benefits of the proposed transaction; competitive factors, including but not limited to pricing pressures, industry consolidation, entry of new competitors into the industries in which C.H. Robinson and RXO operate, as well as new product and marketing initiatives by C.H. Robinson’s and RXO’s competitors; risks associated with cyber-attacks, information security and data privacy; diversion of management’s time and attention from C.H. Robinson’s and RXO’s ongoing business operations due to the proposed transaction; disruptions resulting from key management changes; unknown liabilities and uncertainties regarding general economic, market sector, competitive, legal, regulatory, tax and geopolitical conditions; and legislative, regulatory, economic, competitive or technological developments. Other factors that might cause such a difference include those discussed in C.H. Robinson’s and RXO’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the registration statement on Form S-4 (including the proxy statement/prospectus) to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in C.H. Robinson’s and RXO’s Annual Reports on Form 10-K and in other filings. Forward-looking statements should not be relied on as predictions of future events, and these statements are not guarantees of performance or results. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by applicable law, C.H. Robinson and RXO undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, C.H. Robinson intends to file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement of RXO that also constitutes a preliminary prospectus of C.H. Robinson. C.H. Robinson and RXO also each plan to file other relevant documents with the SEC regarding the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of RXO. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other document that C.H. Robinson or RXO may file with the SEC in connection with the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about C.H. Robinson and RXO, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by C.H. Robinson will be available free of charge on C.H. Robinson’s website at investor.chrobinson.com. Copies of the documents filed with the SEC by RXO will be available free of charge on RXO’s website at investors.rxo.com.

Participants in the Solicitation

C.H. Robinson, RXO and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RXO’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of C.H. Robinson, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) C.H. Robinson’s proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Compensation of Directors,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Security Ownership of Certain Beneficial Owners and Management,” and “Related Party Transactions,” (ii) C.H. Robinson’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1, and (iii) Item 5.02 of C.H. Robinson’s Current Report on Form 8-K filed with the SEC on June 2, 2026. Information about the directors and executive officers of RXO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) RXO’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2026, including under the sections captioned “Proposal 1: Election of Directors,” “Director Compensation,” “Certain Relationships and Related Party Transactions,” “Security Ownership of Certain Beneficial Owners and Management,” and “Compensation Discussion and Analysis,” and (ii) RXO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 9, 2026, including under the section captioned “Information about our Executive Officers” in Part I, Item 1. To the extent holdings of RXO’s securities by its directors or executive officers have changed since the applicable “as of” date described in its 2026 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership on Form 5 filed with the SEC, including (i) the Form 4s filed by Mr. Wilkerson on May 4, 2026 and May 19, 2026; (ii) the Form 4 filed by Mr. Morris on May 18, 2026; and (iii) the Form 4 filed by Mr. Firestone on August 25, 2026.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and stockholders should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C.H. Robinson and RXO using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.